Mail Stop 3561

March 1, 2010

By U.S. Mail and facsimile to (919) 556-3596

Sidney Hinton
President and Chief Executive Officer
PowerSecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, North Carolina 27587

   Re: **PowerSecure International, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 2, 2009
      Definitive Proxy Statement on Schedule 14A
      Filed April 17, 2009
      File No. 001-12014

Dear Mr. Hinton:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           H. Christopher Owings
           Assistant Director

cc: Paul R. Hess, Esq.
  Via facsimile to (614) 464-2634